

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 14, 2014

Dana Devivo, Esq.
Cohen & Steers Capital Management, Inc.
280 Park Avenue
New York, New York 10017-1216

Re: Cohen & Steers Active Commodities Fund, Inc.
       SEC File Numbers: 333-193955; 811-22938

Dear Ms. Devivo:

    We have reviewed the registration statement filed on Form N-1A on February 14, 2014, on behalf of Cohen & Steers Active Commodities Fund, Inc. (the "Fund"). The registration statement has one series and five classes. We have the following comments.

Prospectus for Class A and Class C

Summary Section

Fund Fees and Expenses, page 1

    1. Confirm in your response letter that there will be no "Acquired Fund Fees and Expenses", or if there are, that they will be less than one basis point. In addition, please explain how fees and expenses of the Fund's wholly-owned Cayman Islands subsidiary (the "Subsidiary") will be accounted for? Also, please confirm in your response letter that the Fund does not intend to invest a material amount in other pooled investments in the first year.

    2. Since "Other Expenses" is being subdivided into a further subcaption, add another line showing the total of all "Other Expenses". *See* Item 3.3(c)(iii) of Form N-1A.

    3. Disclose in a footnote that "Other Expenses" are based on estimated amounts for the current fiscal year. *See* Item 3.6(a) of Form N-1A.

    4. In the narrative under "Example" delete the statement that the Advisor did not waive its fee and/or reimburse expenses. This disclosure is superfluous since the fee table does not reflect a fee waiver or expense reimbursement.

Principal Investment Strategies, pages 1-2

5. Since "commodities" appears in the Fund's name, add a statement that, under normal circumstance, 80% of the value of the value of the net assets, plus the amount of any borrowings for investment purposes, will be invested in commodities and commodity-related investments. *See* Rule 35d-1(a)(2) under the Investment Company Act of 1940 (the "1940 Act").

6. Since the Fund may use derivative instruments, please review your disclosure in light of the observations from this Division: *Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies* (July 30, 2010) available at the Commission's website, www.sec.gov.

7. With respect to the Fund's investment in the Subsidiary, a controlled foreign corporation (CFC):

>   (a) Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

>   (b) Disclose that each investment adviser to the CFC complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

>   (c) Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

>   (d) Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel. Disclose, as appropriate, whether any of the CFC's principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

>   (e) Confirm that the financial statements of the CFC will be consolidated with those of the Fund.

>   (f) Confirm in your response to these comments that: (1) the CFC's expenses will be included in the Fund's prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; (3) the CFC and its board of directors will agree to inspection of the CFC's books and

records by the staff; and (4) the CFC's board of directors will sign the Fund's registration statement.

Who Should Invest? Page 5

8. The bullet points in this section only refer to the investors for which this Fund is suitable and, by implication, the features that would appeal to those investors. This disclosure should be balanced by bullet points that refer to the risks that render the Fund unsuitable for investors unwilling, or unable, to assume such risks.

ADDITIONAL INFORMATION

Tax Considerations, Page 18

9. The final paragraph of this page raises the possibility that some distributions to shareholders may be return of capital. Many investors may not fully understand the concept of return of capital. Please clarify in the prospectus that:

- Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.
- Shareholders should not assume that the source of a distribution from the fund is net profit.

In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Prospectus for Class I Shares
Prospectus for Class R Shares and Class Z Shares

10. Same comments apply here as in the Prospectus for Classes A and C.

Statement of Additional Information ("SAI")

Investment Strategies and Policies, pages 3 to 38

11. Some investments described here are not mentioned in the Fund's three prospectuses. To the extent that the Fund intends to invest in such investments so that they might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, and their accompanying risks, should be discussed in the prospectuses.

Investment Restrictions
Fundamental Policies, Page 38-40

12. Why does the Fund have no policy concerning real estate or concentration?

General

13. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

14. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement, other than for the Managed Dividend Policy.

15. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact the undersigned at (202) 551-6961 should you have any questions regarding this letter.

Sincerely,

/s/ John Grzeskiewicz

John Grzeskiewicz
Senior Counsel